

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

R. Scott Turicchi
Chief Executive Officer
Consensus Cloud Solutions, Inc.
700 S. Flower Street, 15th Floor
Los Angeles, CA

  Re: Consensus Cloud Solutions, Inc.
   Draft Registration Statement on Form S-1
   Submitted April 25, 2022
   CIK No. 0001866633

Dear Mr. Turicchi:

 This is to advise you that we do not intend to review your registration statement.

 We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Stewart McDowell